Exhibit 99.23 Medical Cannabis. Simplified.

Canopy Growth launches Spectrum Australia with support from the Victoria State Government

April 25, 2018

Smiths Falls, ON & Melbourne — Canopy Growth Corporation (TSX:WEED) (“Canopy Growth” or the “Company”) is pleased to join the Victoria State Government in announcing the launch of the newest member of the Canopy Growth family, Spectrum Cannabis Australia (“Spectrum” or “Spectrum Australia”).

Minister for Agriculture, the Hon. Jaala Pulford, alongside Ben Quirin, Managing Director of Spectrum Australia, announced the Company will invest up to $16 million AUD (~$16 million CAD) in the State of Victoria over the next four years to establish Spectrum’s Asia-Pacific (APAC) headquarters and research and development facility.

“The State Government of Victoria has been an outstanding partner and welcomed our investment in the region with a shared passion for innovation in the medical cannabis industry,” said Ben Quirin, Managing Director, Spectrum Australia. “Victoria is now home for Spectrum as we introduce our world renowned medical cannabis products to the State, across Australia, and throughout the entire APAC region as jurisdictions establish legal, regulated medical cannabis regimes.”

The Victoria facility will enable domestic cultivation and production of high quality medical cannabis for patients while serving as a distribution hub for other jurisdictions in APAC. It will also operate as the APAC Research and Development Center for the Company, supporting the ongoing research collaboration between Spectrum Australia and Agriculture Victoria on innovations in medical cannabis cultivation and production.

“Collaborating with international experts on cultivation and manufacturing will build Victoria’s capacity to develop our medicinal cannabis industry to be able to supply reliable and high quality medicinal cannabis products,” said Minister for Agriculture, the Hon. Jaala Pulford.

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Medical Cannabis. Simplified.

The launch of Spectrum Australia builds on Canopy Growth’s leadership position in the global medical cannabis space. Spectrum Australia’s priority is to improve the lives of patients. This goal will be accomplished by focusing on three core areas:

1.	Ensuring an affordable and consistent supply of medical cannabis is available to patients in Australia

2.	Building production and research infrastructure in Australia

3.	Engaging in rigorous evidence-based physician and pharmacist education to ensure patients’ access needs are met

This week Canopy Growth renewed its commitment to Australian partner, AusCann (ASX:AC8). Together with the State Government of Victoria and our strong local partner Spectrum Australia is committed to building an industry for the benefit of patients and healthcare professionals throughout APAC.

Spectrum Cannabis - Medical Cannabis. Simplified.

Learn more by visiting spectrumcannabis.com.au

Contact:

Jordan Sinclair

Director of Communications

Jordan@canopygrowth.com

613-769-4196

Investor Relations

Tyler Burns

Tyler.Burns@canopygrowth.com

1-855-558-9333 ex 122

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Medical Cannabis. Simplified.

About Spectrum Cannabis

Spectrum is an international cannabis business dedicated to improving the lives of patients and increasing cannabinoid knowledge within physician communities around the world. Its colour-coded strain classification system is available in Canada with operations underway in the European Union and South America, and Australia. Spectrum products are available in a range of potencies and formats designed to simplify the dialogue around strength and dosage by categorizing medical cannabis according to THC and CBD levels. Spektrum Germany Gmbh processes cannabis for sale in Germany in a GMP-certified facility and then distributes products to hundreds of German pharmacies. Spectrum Denmark is a partnership between Canopy Growth and Danish Cannabis. Through the partnership, Spectrum Denmark is developing a large-scale greenhouse facility in the city of Odense. Learn more at www.spectrumcannabis.com.au

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time.

Canopy Growth has established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates eight cannabis production sites with over 2.4 million square feet of production capacity, including over 500,000 square feet of GMP-certified production space. The Company has operations in seven countries across four continents. The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public’s understanding of cannabis, and through its partly owned subsidiary, Canopy Health Innovations, has devoted millions of dollars toward cutting edge, commercializable research and IP development. Through partly owned subsidiary Canopy Rivers Corporation, the Company is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector. From our historic public listing to our continued international expansion, pride in advancing shareholder value through leadership is

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Medical Cannabis. Simplified.

engrained in all we do at Canopy Growth. For more information visit www.canopygrowth.com.

Notice Regarding Forward Looking Information

This news release contains forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth Corporation, its subsidiaries, or its affiliates to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Examples of such statements include future operational and production capacity, the impact of enhanced infrastructure and production capabilities, and forecasted available product selection. The forward-looking statements included in this news release are made as of the date of this news release and Canopy Growth Corporation does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities legislation.

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